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                               February 16, 2024

       Daniel Vinson
       Chief Executive Officer
       Barclays Commercial Mortgage Securities LLC
       745 Seventh Avenue
       New York, NY 10019

                                                        Re: Barclays Commercial
Mortgage Securities LLC
                                                            Amendment No. 1 to
Registration Statement on Form SF-3
                                                            Filed February 2,
2024
                                                            File No. 333-276033

       Dear Daniel Vinson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

       Amendment No. 1 to Registration Statement on Form SF-3 filed February 2, 2024

       General

   1. We note your response to prior comment 1 and reissue in part. Specifically, we note your statement that "[n]o
affiliate of the Registrant has offered a class of asset-backed securities involving the same
asset class as this offering." Records indicate, however, that Barclays
                                                        Commercial Mortgage
Securities LLC, as depositor, has conducted numerous offerings of asset-backed securities
involving commercial mortgage loans through affiliated issuing entities including, as
examples only, recent registered offerings issued through the following issuing
entities: BBCMS Mortgage Trust 2024-C24, BBCMS Mortgage Trust
                                                        2023-5C23, and BBCMS
Mortgage Trust 2023-C22. Accordingly, please provide us with the CIK for these and
any other affiliate of the depositor, including issuing entities, that have offered a class of
asset-backed securities involving the same asset class as this offering.
 Daniel Vinson
Barclays Commercial Mortgage Securities LLC
February 16, 2024
Page 2
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

2. We note counsel's legal opinion, filed as Exhibit 5.1, is limited to the laws of the State of
         New York and to the federal laws of the United States. Please have counsel revise the legal opinion or provide a separate legal opinion with respect to the laws of the State of
         Delaware, as counsel must consider the law of the jurisdiction under which each registrant is organized, including the depositor, which is a Delaware corporation, in order to provide the opinions with respect to the certificates. Refer to Sections II.B.1.b., II.B.1.e., and
         II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 ("Legality
         and Tax Opinions in Registered Offerings").
       Please contact Jason Weidberg at 202-551-6892 or Kayla Roberts at 202-551-3490 with any questions.



FirstName LastNameDaniel Vinson                      Sincerely,
Comapany NameBarclays Commercial Mortgage Securities LLC
                                                     Division of Corporation
Finance
February 16, 2024 Page 2                             Office of Structured
Finance
FirstName LastName